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                                                                   EXHIBIT 23.1

                         INDEPENDENT AUDITORS' CONSENT

Board of Directors and Shareholders
Turbodyne Technologies, Inc. and Subsidiaries
Carpinteria, California

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the granting of 2,731,000 shares of stock for services of Turbodyne Technologies Inc. and subsidiaries, of our report dated March 30, 2002 relating to the consolidated balance sheets of Turbodyne Technologies Inc. and subsidiaries as at December 31, 2001 and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended, which report appears in the December 31, 2001 annual report on Form 10-K of Turbodyne Technologies Inc. and subsidiaries.

Our report, dated March 30, 2002, contains an explanatory paragraph that states that the Company has suffered net losses in each of the last three years, is subject to numerous lawsuits, including those brought against it by shareholders, and based on projected cash flows for the ensuing year the Company will require additional equity or debt financing in order to continue its present operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.



BDO Dunwoody LLP

/s/ BDO Dunwoody LLP

Vancouver, British Columbia
May 10, 2002